Rec'd 10/5
8/4/08

10/4

06050891

SECU... ...SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53541

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Athena Capital Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED
OCT 06 2006
THOMSON FINANCIAL

3281 Landmark Drive
(No. and Street)

Clearwater, (City) FL (State) 33761 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth T. McGuire (813) 988-5829
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kirkland, Russ, Murphy & Tapp, P.A.
(Name – *if individual, state last, first, middle name*)

13577 Feather Sound Drive, Suite 400 (Address) Clearwater (City) FL (State) 33762 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 14 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AK 10/5

OATH OR AFFIRMATION

I, Elizabeth T. McGuire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Athena Capital Partners Inc, as of February 24, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Notary Public State of Florida
Deborah Lynn Otto
My Commission DD455075
Expires 07/26/2009

[signature]
Signature

Financial Operations & Principal Manager
Title

Deborah Lynn Otto 2/24/06
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIRKLAND, RUSS, MURPHY & TAPP
CERTIFIED PUBLIC ACCOUNTANTS

Jack W. Kirkland, Jr
Andrew J. Russ
Bruce H. Murphy
William G. Tapp
Paul C. Dunham
Steven W. Grove
Daniel J. Johnson

A Professional Association

February 23, 2006

Ms. Beth McGuire

Dear Beth:

Enclosed please find one unbound copy of financial statements and supplementary schedules for Athena Capital Partners, Inc. as of December 31, 2005, together with our independent certified public accountants' report thereon.

Please call me should you have any questions or comments.

Sincerely,

Robert J. Batz

RJB/dlo
Enc.

13577 Feather Sound Drive, Suite 400, Clearwater, FL 33762-5539 ▪ Tel - 727.572.1400 - 813.879.1400 ▪ Fax - 727.571.1933 ▪ www.KRMTCPA.com

KIRKLAND, RUSS, MURPHY & TAPP

CERTIFIED PUBLIC ACCOUNTANTS

A Professional Association

[illegible]

December 31, [illegible]

(With Independent Certified Public Accountants' Report Thereon)

ATHENA CAPITAL PARTNERS, INC.

Contents

KIRKLAND, RUSS,
MURPHY & TAPP
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Association

Independent Certified Public Accountants' Report

To the Board of Directors
Athena Capital Partners, Inc.:

We have audited the statement of financial condition of Athena Capital Partners, Inc. (the Company) as of December 31, 2005, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Athena Capital Partners, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirkland, Russ, Murphy & Tapp P.A.

January 24, 2006
Clearwater, Florida

13577 Feather Sound Drive, Suite 400, Clearwater, FL 33762-5539 ▪ Tel - 727.572.1400 - 813.879.1400 ▪ Fax - 727.571.1933 ▪ www.KRMTCPA.com

ATHENA CAPITAL PARTNERS, INC.

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	42,611
Accounts receivable, net of allowance for doubtful accounts of $10,990		4,517
Equipment, net		5,418
Other receivables		5,371
	$	57,917

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable and accrued expenses	$	8,071
Total liabilities		8,071
Stockholders' equity:		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		104,679
Accumulated deficit		(55,833)
Total stockholders' equity		49,846
	$	57,917

The accompanying notes are an integral part of these financial statements.

ATHENA CAPITAL PARTNERS, INC.

Statement of Income

Year Ended December 31, 2005

Revenue	$	644,508
Operating expenses:		
Commissions		376,955
Bad debts		45,428
Professional fees		103,266
Licenses and taxes		1,314
Marketing		862
Application fees		1,640
Charitable contributions		250
Insurance		1,518
Office expense		55,087
Dues and subscriptions		310
Payroll expenses		150,233
Travel and entertainment		4,743
Depreciation		1,306
Total operating expenses		742,912
Operating loss		(98,404)
Non-operating income:		
Other income		772
Net loss	$	(97,632)

The accompanying notes are an integral part of these financial statements.

ATHENA CAPITAL PARTNERS, INC.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2005

	Common stock		Additional Paid-in Capital	Stock Subscription Receivable	Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount				
Balances, December 31, 2004	1,000	$ 1,000	72,809	(15,000)	41,799	100,608
Capital contributions	-	-	31,870	-	-	31,870
Receivable reduction	-	-	-	15,000	-	15,000
Net loss	-	-	-	-	(97,632)	(97,632)
Balances, December 31, 2005	1,000	$ 1,000	104,679	-	(55,833)	49,846

The accompanying notes are an integral part of these financial statements.

ATHENA CAPITAL PARTNERS, INC.

Statement of Cash Flows

Year Ended December 31, 2005

Cash flows from operating activities:		
Net loss	$	(97,632)
Adjustments to reconcile net loss to net cash used in operating activities:		
Compensation expense - stock subscription reduction		15,000
Depreciation		1,306
Change in assets and liabilities:		
Accounts receivable		79,701
Other receivables		(2,681)
Accounts payable and accrued expenses		(22,727)
Net cash used in operating activities		(27,033)
Cash flows from investing activities:		
Purchase of equipment		(6,724)
Cash flows from financing activities:		
Capital contributions		31,870
Net decrease in cash and cash equivalents		(1,887)
Cash and cash equivalents, beginning of year		44,498
Cash and cash equivalents, end of year	$	42,611

The accompanying notes are an integral part of these financial statements.

(1) Organization and Business

Athena Capital Partners, Inc. (Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is a Florida corporation, incorporated on January 9, 2001.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers all investments with an original maturity date of three months or less to be cash equivalents.

(b) Accounts Receivable

Accounts receivable are reported net of an allowance for doubtful accounts. The allowance is based on management's estimate of the amount of receivables that will actually be collected. Accounts are charged to the allowance as they are deemed uncollectible based upon a periodic review of the accounts.

(c) Revenue Recognition

The Company recognizes revenue from commissions and fees it earns upon the completion of its responsibilities related to the transaction.

(d) Use of Estimates

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates underlying the accompanying financial statements include the allowance for doubtful accounts provision.

(e) Income Taxes

The Company has elected to be treated as an S corporation for income tax purposes. Accordingly, no income taxes or tax benefits are recorded by the Company since such taxes or tax benefits associated with the Company's operations are reported by the stockholders on their individual income tax returns.

(2) **Summary of Significant Accounting Policies - Continued**

(f) **Equipment**

Equipment is stated at cost. Depreciation is recorded for financial reporting purposes using the straight-line method over the estimated useful lives of the related assets, which is 3 years. The costs of major improvements are capitalized, while the costs of maintenance and repairs, which do not improve or extend the life of the respective assets, are expensed when incurred. The cost of assets retired or otherwise disposed of and the accumulated depreciation thereon are removed from the accounts, with the resulting gain or loss recorded in earnings.

Assets are reviewed annually for impairment. As of December 31, 2005, there was no impairment.

(3) **Cash Deposit**

The Company maintains a cash deposit with NASD to facilitate NASD's directly charging of certain expenses related to the Company's operations as a broker-dealer. At December 31, 2005, the Company has recorded an accrual of $55 required to replenish this account in accounts payable and accrued expenses in the accompanying statement of financial condition.

(4) **Concentration of Credit Risk and Major Customer Information**

The Company maintains its cash accounts with a banking institution. The total cash balances are insured by the F.D.I.C. up to $100,000 per account.

Management assesses the financial stability of its customers to limit its credit risk. The Company does not require collateral or other security to support customer receivables. Accounts receivable at December 31, 2005 was predominantly comprised of amounts due from one customer.

Approximately 83% of the Company's 2005 revenue was derived from three customers.

(5) **Equipment, net**

As of December 31, 2005, equipment, net consisted of the following:

Equipment	$	6,724
Less accumulated depreciation and amortization		(1,306)
Equipment, net	$	5,418

Depreciation expense for the year ending December 31, 2005 was $1,306.

(6) **Stock Subscription**

Effective December 31, 2002, the Company sold 250 shares of stock to a new stockholder for $50,000 ($10,000 cash and a $40,000 note). During 2004, the Company entered into an agreement with the stockholder to provide additional services in exchange for a $2,500 monthly reduction of the stock subscription. This note was paid in full in June 2005.

(7) **Related Party Transactions**

Included as commission expense in the accompanying statement of income is approximately $327,000 paid to stockholders.

Included as revenue in the accompanying statement of income is approximately $205,000 received from two affiliates.

(8) **Leases**

The Company leases certain equipment under a non-cancelable operating lease. In July 2005, a related party bought out the lease and took possession of the equipment. Rental expense for the operating lease was approximately $582 during 2005.

(9) **Legal Matters**

The Company is involved in legal matters that arise in the ordinary course of business. In the opinion of management, the amount of the ultimate liability with respect to those actions will not materially affect the Company's financial position or results of operations.

(10) **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had regulatory net capital and a regulatory net capital requirement of $34,540 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .23 to 1.

ATHENA CAPITAL PARTNERS, INC.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2005

Net capital		
Total stockholders' equity	$	49,846
Deductions:		
Accounts receivable		(4,517)
Other receivables		(5,371)
Equipment		(5,418)
Net capital	$	34,540
Aggregate indebtedness		
Total aggregate indebtedness - accounts payable and accrued expenses	$	8,071
Computation of basic net capital requirement		
Minimum net capital required based on aggregate indebtedness	$	538
Minimum net capital required	$	5,000
Excess net capital	$	29,540
Excess net capital at 100% (net cap - 10% of aggregate indebtedness)	$	33,733
Ratio of aggregate indebtedness to net capital		0.23

See accompanying independent certified public accountants' report.

ATHENA CAPITAL PARTNERS, INC.

Reconciliation Pursuant to Rule 17a-5(d)(4)
of the Securities and Exchange Commission

As of December 31, 2005

Reconciliation with Company's net capital requirement computation:
(included in Part II of Form X-17A-5 as of December 31, 2005)

Net capital, as reported in Company's (unaudited) FOCUS Report	$	34,573
Adjustments:		
Accounts payable and accrued expenses		(33)
Net capital per audited financial statements.	$	34,540

See accompanying independent certified public accountants' report.

ATHENA CAPITAL PARTNERS, INC.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2005

The Company is exempt from Rule 15c3-3 pursuant to subparagraphs k(2)(i) and (k)(1) of the Rule.

KIRKLAND, RUSS,
MURPHY & TAPP
CERTIFIED PUBLIC ACCOUNTANTS

A Professional Association

**Report of Independent Certified Public Accountants on
Internal Control Structure Required by SEC Rule 17a-5**

Board of Directors
Athena Capital Partners, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Athena Capital Partners, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13577 Feather Sound Drive, Suite 400, Clearwater, FL 33762-5539 ■ Tel - 727.572.1400 - 813.879.1400 ■ Fax - 727.571.1933 ■ www.KRMTCPA.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may also become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, management, the NASD, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kirkland, Russ, Murphy & Tapp P.A.

January 24, 2006
Clearwater, Florida